News Release

RESIN SYSTEMS ANNOUNCES FIRST QUARTER 2006 FINANCIAL AND OPERATING RESULTS

Edmonton, Alberta, May 15, 2006:  Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products innovation company (“RS”), is pleased to announce financial and operational results for the three months ended March 31, 2006. RS has filed its unaudited consolidated financial statements for the three months ended March 31, 2006 and related management's discussion and analysis with Canadian securities regulatory authorities. The financial statements and management's discussion and analysis have also been filed with the United States Securities and Exchange Commission. Copies of the respective documents are available at www.sedar.com, www.sec.gov and RS's website at www.grouprsi.com. RS reports in Canadian dollars and all financial references in this news release are in Canadian dollars unless otherwise noted.

RS's financial and operating highlights for the three months ended March 31, 2006 included the following:

Financial Highlights

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RS experienced a nine-fold increase in sales to $815,512 from $82,951 in the first quarter of 2005;

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Gross margin was negative, reflecting RS’s start-up and early stage of production efficiency;

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During the quarter, RS invested $3.6 million in installing and commissioning its state-of-the-art Calgary production facility, including $1.6 million capitalized in Property, Plant and Equipment and $2.0 million expensed as part of Manufacturing Start-up and Product Development;

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Net loss for the quarter ended March 31, 2006 was $8.1 million including the following significant items:

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costs related to manufacturing start-up of $2.0 million;

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costs related to product engineering and development  of $1.0 million;

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marketing and business development expenses of $0.9 million, an increase of $0.4 million over the same period in 2005 resulting from the increased focus on market penetration of RS’s products; and

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corporate overhead of $3.3 million, an increase of $1.3 million over the same period in 2005 due to financing costs from the convertible debenture issued in October 2005.

Overview

Since starting our commercialization in 2004, RS has successfully created the RStandard™ product line of leading-edge utility poles that have gained market acceptance with over 30 RStandard customers. RS is now well positioned to compete for larger orders from its expanding customer base.

While RS continues to build its RStandard business, both in North America and abroad, RS has numerous products under various stages of development including multiple advanced opportunities. In general, these products present significant market opportunities while having manageable barriers of entry. In most cases, RS will actively seek partnerships with existing manufacturers to efficiently commercialize these new products.

Production

RS’s primary focus in the first quarter was the start-up, testing and commissioning of its Calgary production facilities. This investment in facilities involved a number of activities, including:

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commissioning and integration of production equipment built by RS’s equipment supplier. During the course of this work, the equipment supplier has encountered significant delays in performing its work and, ultimately, in the completion of their contractual obligations. This negatively impacted RS’s production schedule and start-up costs;

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extensive module programming, qualifying and testing, and related consumption of materials; and

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the recruitment and training of new production staff.

“Reaching efficient production is critical to advancing our North American market penetration as well as our international licensing initiatives.” said Greg Pendura, Chairman, President and Chief Executive Officer of RS. “We expect that as production and efficiency increases and one-time start-up costs are eliminated, our operations will move toward profitability. The investment we are making now is to ensure high-quality standards and lower production costs in the long-term. With production Cell #2 in Calgary, we are now able to produce RStandard modules for utility poles up to 41 metres (135 feet) in height. This allows us to fulfill the needs of our international partners.”

NAFTA Market Penetration

RS made continued progress in its efforts to penetrate the North American utility pole market, increasing its RStandard customer base 41% and its sales 55% over the fourth quarter of 2005. “Customer reports confirm that the RStandard product advantages are real, measurable and significant and increasing sales show that market acceptance of RStandard poles is rapidly growing,” stated Mr. Pendura. “We continue to focus on increasing our customer base, obtaining repeat orders and broadening the scope of projects in which our poles are used.”

Global Markets

RS is actively pursuing opportunities in global markets through the development of strategic relationships worldwide. In addition to the regions highlighted below, RS is in discussions with several parties in other target markets.

Australia

During 2005 RS announced a license and supply agreement for Australia and New Zealand with Armor Utilities Structures Pty Limited (“Armor”) as well as an initial shipment of poles for product approval and acceptance. Armor has been working on market penetration in the region with successful installations in three separate live grids and continuous acceptance work with local utilities. The development of a production facility in Australia is dependent upon the continued development of the Australian market, achieving efficient production in the Calgary facility and receiving required customer acceptance.

China

In October 2005, RS announced that it had entered into a co-operation and initial purchase agreement with Jiangsu Far-East Group Co., Ltd. ("Far-East") and Shenzhen Chamber of Commerce for Electric Power Service ("SCCEPS") to introduce and supply RS's RStandard modular composite utility poles to China. The agreement provides for RS to work with Far-East and SCCEPS to establish a joint venture company called "FERSTGRID" in China that will manufacture and distribute RS's RStandard utility poles in China. Following product approval by Chinese authorities, the agreement calls for RS to manufacture and ship its RStandard modules to China until such time as a production facility is developed by the joint venture company. In April 2006, RS shipped the first of several containers of RStandard modules to China for product testing and expects to ship the remaining containers of test product during the second quarter. RS anticipates that testing will be completed during the third quarter of 2006 at which time regular shipments will begin in accordance with the agreement. RS intends to work with its Chinese partners over the next two quarters to further the development of FERSTGRID.

“Now that we are now able to produce the larger modules required by our Chinese partners, we are advancing our international licensing deals with them,” said Mr. Pendura. “Our Chinese partners have told us they expect to complete their approval process in the third quarter and are enthusiastic on moving forward.”

European Union

In August 2005, RS announced an order for approximately US$26 million of RStandard modules from an established European Union energy producer and in November 2005 RS shipped the first container of poles for regulatory testing and customer acceptance. RS expects to complete testing and obtain customer acceptance in the third quarter of 2006 and to begin regular shipments thereafter.

Product Development

The RStandard product line is RS’s first successfully developed and commercialized composite product application. RS’s product development cycle involves a number of steps, including product design, engineering, prototyping, and testing. The product acceptance cycle includes the production of product samples for customer testing and acceptance. After completion of product development and acceptance, RS will proceed with commercial production.

Beyond RStandard, RS currently has 18 infrastructure and industrial composite product applications in various stages of product development and acceptance. An update on the current status of previously announced applications follows.

Architectural Components

In May 2005, RS announced a three-year purchase order for its Version™ resin from Inline Fiberglass Limited, a manufacturer of composite architectural components. The order initially contemplated shipments of resin beginning in the fourth quarter of 2005. RS has completed all stages of product development for this product and is in the acceptance stage. Regular shipments of Version resin have not started due to delays in the manufacturer finalizing the acceptance and sale of the architectural products to the end customer.

Composite Tubing

In May 2005, RS announced an initial shipment of resin had been shipped to Polymate, Inc., a Korean-based customer for use in the development and manufacturing of grout pipes for civil engineering projects. RS has completed all stages of product development for this product and has shipped samples for customer approval. Due to product development delays, regular shipments of Version resin which were expected to commence in October 2005 are not expected to start until [the third quarter of 2006].

Conveyor System Rollers (VRoll™)

RS is currently developing composite conveyor rollers for use in industrial conveyor systems. Over the last quarter, RS completed impact and abrasion testing on prototype rollers, with excellent results and has provided product samples for customer approval.

In August 2005, RS announced the acquisition of one-half of a European Union company (“EUCo.”). EUCo’s mandate is to pursue market opportunities in Europe and to establish a production facility in Europe. Also in August 2005, EUCo. received a US$45 million purchase order for composite industrial conveyor rollers from a company operating the largest open pit mine in the European Union. The order is subject to the satisfactory engineering and design of the product as well as agreement upon the final shipment schedule. The shipments that were targeted to start during 2005 have been delayed by a longer than anticipated product development process. Following customer acceptance, EUCo. is expected to finalize the product shipment schedule.

Conference Call

RS will host a conference call on Monday, May 15, 2006 starting at 2:00 p.m., Mountain Time (4:00 p.m. Eastern Time) to discuss RS’s first quarter 2006 financial and operating results.

To participate in the conference call, please dial 1-866-585-6398 (toll-free in North America) or (416) 849-9626 approximately 10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page. The webcast will be archived for approximately 90 days.

Reader Advisory

Certain information set forth in this news release, including management's assessment of RS's future plans, operations, financial guidance and long-term growth prospects, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS's ability to raise capital on acceptable terms when needed; RS's ability to attract and retain key employees; competition from established competitors with greater resources; the uncertainty of the developing markets in which RS operates; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials and the cost of such raw materials; RS's reliance on third party licensees in international markets; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in RS's 2005 Annual Information Form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

About RS

RS is a composite product innovator. RS engineers advanced composite products for large-scale industrial markets. These products replace products which historically have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and brought to market the award winning RStandard™ modular composite transmission and distribution structure and is in various stages of development with other composite products. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

 “Version”, “RStandard” and “VRoll” are trademarks of Resin Systems Inc.

For further information please contact:

Greg Pendura

Rob Schaefer

Chairman, President and Chief Executive Officer

Chief Financial Officer and Corporate Secretary

Resin Systems Inc.

Resin Systems Inc.

Ph: (780) 482-1953

Ph: (403) 219-8000

Fax: (780) 452-8755

Fax: (403) 219-8001

Email:  gregp@grouprsi.com

Email: robs@grouprsi.com